NEWS RELEASE

Canarc Closes Agreement to Earn up to 75% Interest in FG Gold Property

Vancouver, Canada –September 12, 2016 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) (the “Company”) announces that after having received regulatory approvals, it has closed the definitive agreement with Eureka Resources Inc. (TSX-V: EUK), pursuant to which Canarc has an exclusive option to acquire up to a 75% interest in the FG Gold Property (the “Property”) located approximately 100 kilometres east of Williams Lake in central British Columbia.

The Agreement

Canarc can earn an initial 51% interest in the Property from Eureka over a three year period by:

1)	investing $105,000 into a private placement of 750,000 units of Eureka at a price of $0.14 per Unit (now closed), each Unit comprised of one common share of Eureka and one-half of one common share purchase warrant, each Warrant exercisable to acquire one additional common share of Eureka at an exercise price of $0.20 for a period of two years after issuance

2)	spending $1.5 million on exploration, minimum $500,000 per year

3)	issuing 750,000 common shares of Canarc, in three tranches of 250,000 shares

4)	paying half the METC BC exploration tax credit annual cash rebate to Eureka

Upon earning its initial 51% interest, Canarc can earn an additional 24% interest for a total 75% interest in the Property over an additional two year period by:

1)	spending another $1.5 million on exploration, $750,000 per year

2)	issuing another 750,000 common shares of Canarc in three tranches of 250,000 shares

3)	paying the greater of $150,000 or half the METC annual cash rebate in two tranches of $75,000

Upon exercise of the Option by Canarc, Canarc and Eureka will form a joint venture with respect to the further development of the Property.

The Property

The FG Gold Project is located in the historic Cariboo Gold Camp within the Quesnel Trough area of central British Columbia. Mineralization occurs as quartz veins and stringer zones containing coarse free gold and finer grained iron sulphides bearing gold in a broad shear zone conformable to bedding within deformed and metamorphosed Paleozoic sedimentary rocks. The Property consists of 33 contiguous mineral claims totalling 10,400 hectares. Eureka has spent over $15.0 million on exploration since 1982.

Eureka reports an NI 43-101 total measured and Indicated resource of 376,000 ounces gold (“Au”), at an average grade of 0.776 g/t Au, comprised of measured resource of 5,600,000 tonnes at 0.812 Au g/t containing 145,000 oz Au and indicated resource of 9,570,000 tonnes at 0.755 Au g/t containing 231,000 oz Au and an Inferred resource of 634,900 ounces Au at an average grade of 0.718 g/t Au comprised of 27,493,000 tonnes at 0.718 Au g/t [1]. Canarc has not yet verified the resource so is treating it as an historic resource estimate and is not relying on it.

Through geological mapping, soil sampling, induced polarization (“IP”) geophysical surveys and surface drilling, gold mineralization has been defined over a strike length of 3 kilometres, with excellent potential for additional mineralization along an interpreted strike length of over 10 kilometers.

Canarc plans to complete a more detailed review of the historic exploration information and results in order to refine the priority targets for the next exploration program. One priority will be follow-up work to test the recently delineated targets in the northwest extension “offset” area. This would require a minimum of five diamond drill holes, each 200 – 300 meters in length, and totaling 1,250 meters.

The Strategy

This agreement to acquire up to a 75% interest in the FG Gold Property represents a diversification of Canarc’s growth strategy to create value for shareholders. Firstly, Canarc can earn an interest in the existing gold resources for less than CDN$5 per oz. Secondly, Canarc views the property as having excellent exploration potential to significantly expand the gold resources. Thirdly, in a rising gold price environment, the FG Gold Property has the potential to become an attractive development project for future gold production.

Canarc management plans to continue pursuing new gold acquisitions that have potential to add immediate gold oz to our gold inventory, as well as potential for either near term production or expanding resources and new discoveries.

Qualified Person

Garry Biles, P. Eng, President & COO of Canarc, is the Qualified Person who reviewed and approved the contents of this news release.

Catalin Chiloflischi”

____________________

Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

About Canarc Resource Corp. - Canarc is a growth-oriented, gold exploration and mining Company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on acquiring operating, development stage and advanced exploration gold mines or properties in the Americas and further advancing its gold properties in north and central BC.

For More Information - Please contact:

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: catalin@canarc.net  Website: www.canarc.net

[1] Details of the gold resource can be found in “NI 43-101 Technical Report, Frasergold Exploration Project, Cariboo Mining Division, dated July 27, 2015” available on SEDAR or at Eureka’s website. The resource is calculated using a cut-off grade of 0.5 g/t. This resource is an historical estimate and a qualified Canarc person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. A more detailed review of the data used in the resource estimate is needed to verify the historical estimate as current mineral resources or mineral reserves. As a result the historical estimate is not being treated as a current mineral resource.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the potential future exercise of the Option, and the Company's plans and exploration programs for the Property and its other mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the results of future exploration on the Property, the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.